

February 24, 2011

By U.S. mail and facsimile to (212) 859-7354

Mr. Craig H. Studwell, Chief Financial Officer
Fushi Copperweld, Inc.
TYG Center Tower B, Suite 2601
Dong San Huan Bei Lu Bing 2
Beijing, PRC 100027

> **RE:** **Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2009 filed March 16, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 1-33669**

Dear Mr. Studwell:

We have reviewed your response letter dated February 18, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1. We note in several of your responses it appears as though you have indicated you will comply in "future Form 10-K filings" only, as in comments 1, 2, 3 and 5. However, we believe that compliance is warranted in all future filings as applicable, not only in your annual reports. Please confirm our understanding that you will so comply as applicable in future filings.

2. We have read your response to comment 6 in our letter dated January 6, 2011 and reviewed the draft Form 10-K/A. Based on the items you propose to include in your Form 10-K/A, we note that the Section 302 certifications should not include

paragraphs 4 and 5. Refer to Question 161.01 of the Exchange Act Rules C&DI available at www.sec.gov.

Form 10-Q for the period ended June 30, 2010

Note 19 – Business combination, page 24

3. We have read your response to comment 7 in our letter dated January 6, 2011. You have told us that as part of your year-end closing process, you identified certain errors in the original purchase price allocation with respect to the fair value of certain property, plant and equipment. As such, please tell us what consideration you gave to filing an Item 4.02(a) Form 8-K as it relates to your interim financial statements as presented in your March 31, 2010, June 30, 2010 and September 30, 2010 Forms 10-Q. In this regard, please refer to General Instruction B.1 of Form 8-K.

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You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief